December 7, 2007


Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549


Re:       Circuit City Stores, Inc.
                  Form 10-K for Fiscal Year Ended February 28, 2007 Filed April 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended May 31, 2007 Filed July 3, 2007
                  Form 10-Q for the Fiscal Quarter Ended August 31, 2007 Filed October 9, 2007
                  File No. 001-05767


Dear Mr. Owings,

     This letter is in response to your letter dated November 16, 2007, to us regarding the above-captioned filings. We have reproduced the Staff's comments below, and our replies follow. As Meredith Cross, our counsel, discussed with Blair Petrillo of the Staff, we will respond separately to the comments on our Definitive Proxy Statement on Schedule 14A no later than January 31, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23 Executive Summary, page 23

1. Staff's Comment: We note that in the company's earnings release for the fiscal quarter ended May 31, 2007, under the sub-heading "First Quarter Summary," Mr. Schoonover details quantitatively certain savings expected from the four growth pillars initiatives. Please add this disclosure to your annual and quarterly reports, as appropriate, in the "Executive Summary," and provide any analysis necessary for investors to understand how these numbers were determined.

Company's Response: In the company's earnings release for the fiscal quarter ended May 31, 2007, Mr. Schoonover stated:

     "The structural changes we made to reduce our costs and expenses were necessary to fund our four key growth pillars. The initiatives taken are expected to reduce domestic segment SG&A expenses by approximately $135 million in fiscal 2008 and $185 million annually beginning in fiscal
     2009....."

We acknowledge the Staff's comment and propose the following additional disclosure to be included in the "Executive Summary" section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of our Form 10-Q for the fiscal quarter ended November 30, 2007, and in future filings as appropriate:

     During the fourth quarter of fiscal 2007 and the first quarter of fiscal 2008, we made structural changes to reduce our costs and expenses. These initiatives are expected to reduce domestic segment selling, general and administrative expenses by approximately $135 million in fiscal 2008. The annualized impact of these savings is estimated to be approximately $185 million, which we expect to realize beginning in fiscal 2009. Initiatives in the international segment are expected to generate SG&A savings of approximately $15 million annually beginning this fiscal year. The savings are measured by the difference between SG&A expenses for targeted areas and the expenses for those targeted areas that were forecasted prior to the company's structural changes.

     During the three months and nine months ended November 30, 2007, we achieved $x.x million and $x.x million, respectively, in savings from these initiatives. We are on track to deliver the remainder of the targeted savings as anticipated in the fourth quarter of fiscal 2008 and for fiscal 2009.

     We expect that these savings will be partially offset by investments to support the company's strategic initiatives, including services, new and relocated stores and information technology.

Fiscal 2007 Significant Events, page 24

2. Staff's Comment: Please expand the discussion of declining prices included on page 24 of the Form 10-K under the sub-heading "Fiscal 2007 Significant Events" by addressing whether the trend of falling television prices is expected to continue and what impact a continuing decline would have on the company's results. Please also discuss how this change has impacted how you are forecasting your financial results going forward. In addition, to the extent the company believes similar price pressures will occur on other lines of products, please discuss the impact of those pricing changes, including any offsetting impact by increasing prices for other products.

     Company's Response: The materially larger-than-expected decline in television prices occurred during the third quarter of fiscal 2007, and was disclosed in the Form 10-Q for the quarter ended November 30, 2006 and in more detail in our Form 10-K for the year ended February 28, 2007. Television prices continued to decline in the fourth quarter of fiscal 2007, and we state on page 44 of our Form 10-K that future television unit sales increases would be partially offset by average selling price declines. The magnitude and velocity of actual price declines that we saw in the third quarter did not continue in the fourth quarter.

     On page 24 of our Form 10-K, we discussed that we lowered our financial forecast for fiscal 2007 and, to the extent that the price changes had an impact on the fiscal 2007 financial results, those changes were reflected in the revised forecast. In our Form 10-Qs for the first and second quarters of fiscal 2008, we did not discuss the impact of a continued decline since the trend had already abated.

     We believe we have provided appropriate disclosure about the impact of television prices on our business, as described above. To the extent that future periods are significantly impacted by pricing trends, we will disclose what those trends are and how they may impact future results. We do not plan to discuss anticipated price changes for competitive reasons.


3. Staff's Comment: Please make clear in the first full paragraph on page 25 whether the company still believes it will achieve its EBT goal within the initial three to five year timeframe announced in May 2006 or whether your efforts to accelerate the timing of certain initiatives has changed that estimate.

     Company's Response: We acknowledge the Staff's comment with respect to the Form 10-K. Subsequent to the filing of our Form 10-K, our financial outlook changed and, in the "Financial Outlook" section of our Form 10-Q for the first quarter of fiscal 2008, the following disclosure was made:

         In the first quarter, the amount of change that we introduced to the company led to significant volatility, which we expect to continue through the summer as we roll out the new retail operating platform, convert to the new point-of-sale system in additional stores, gain experience with the new organizational structure and develop competence with using our new merchandising and marketing systems. Combined with an uncertain macroeconomic environment, it is difficult to project sales and earnings performance for the balance of the fiscal year. As a result, we withdrew financial guidance on June 20, 2007.

     We believe the above disclosure in the Form 10-Q for the first quarter of fiscal 2008 adequately updates the status of the EBT goal established in May 2006 and makes clear that all financial guidance, including our long-term EBT goal, has been withdrawn.


                                      *****

In connection with responding to your comments on our filings, as set forth above, we acknowledge that:

         o We are responsible for the adequacy and accuracy of the disclosures in the filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                              Sincerely,

                              /s/Bruce H. Besanko
                              -------------------
                              Bruce H. Besanko
                              Executive Vice President & Chief Financial Officer

cc: Philip J. Schoonover, Chairman, President & Chief Executive Officer
    Philip J. Dunn, Senior Vice President, Treasurer & Chief Accounting Officer